

SEC 07005951 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seligman Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine Shetler 212-850-1672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

RECEIVED MAR 0 1 2007 185 SECTION PROCESSING WASH, D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Katherine Shetler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seligman Advisors, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public

JANICE CARTER
Notary Public, State of New York
No. 31-4944648
Qualified in New York County
Certificate Filed in Kings County
Commission Expires November 28, 2010

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplemental Accountants' Report as per 17a-5.
- X (p) Statement of Exemption from Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seligman Advisors, Inc.

(A wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)
Statement of Financial Condition
December 31, 2006

SEC. I.D: No. 8-25845
This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Seligman Advisors, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Seligman Advisors, Inc. (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the notes to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 26, 2007

SELIGMAN ADVISORS, INC.
(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

(Dollars in thousands)

ASSETS

Cash and cash equivalents	$16,827
Distribution and service fees receivable	2,992
Receivable from affiliates	80
Deferred commissions	865
Investments, at market value	2,232
Furniture, equipment, fixtures and leasehold improvements (net of accumulated depreciation of $2,859)	112
Other assets	624
TOTAL ASSETS	$23,732

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Distribution and service fees payable	$6,840
Payable to affiliates	1,372
Accrued compensation	767
Deferred tax liability	31
Accounts payable and accrued expenses	3,822
Total Liabilities	12,832
Stockholder's equity	10,900
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$23,732

The accompanying notes are an intergral part of this Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Note 1 - Organization and Summary of Significant Accounting Policies:

Seligman Advisors, Inc. (the "Company") is a wholly-owned subsidiary of J. & W. Seligman & Co. Incorporated ("Seligman"). The Company is a registered broker dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company primarily acts as the exclusive distributor for the open-end investment companies in the Seligman Group ("Investment Companies"). The Investment Companies offer Class A, B, C, D, I and R shares which are distinguished by the amount and timing of sales charges and distribution and service fees paid by the Investment Companies or their shareholders. The Company's distribution services are performed pursuant to distribution agreements under which the Company, where applicable, receives distribution concessions, net of commissions, paid to dealers for distribution of the Investment Companies' shares.

Distribution concessions and related commissions paid to dealers for sale of Class A and Class C shares of the Investment Companies, which are sold with a front-end sales charge, are recorded on a trade date basis.

Deferred commissions represent a portion of the amounts paid to dealers for the sale of Class C and Class R shares of the Investment Companies and all of the amounts paid to dealers for the sale of Class D shares of the Investment Companies and Class B shares of the Offshore Investment Companies. Such amounts are recorded on a trade date basis. The deferred commissions relating to Class C and Class D of the Investment Companies are amortized over a twelve-month period as the related distribution and service fees are earned from the Investment Companies or contingent deferred sales charges are received. Class R is amortized over three years as the related distribution and service fees are earned. The deferred commissions relating to the Class B Offshore Investment Companies are amortized over periods not exceeding five years, the period of time during which deferred sales commissions are generally recovered from distribution and service fees earned from the Offshore Investment Companies or contingent deferred sales charges are received. Management tests the deferred sales commission asset for recoverability monthly. Estimates of future recoverability are made based on current and estimated future returns. If management determines that an impairment condition exists, a loss would be recorded.

Distribution and service fees payable represent amounts payable to dealers for distribution assistance and for continuing services rendered to Investment Company shareholders, and are paid subject to the collection of distribution and service fees receivable from the Investment Companies.

The Company's cash and cash equivalents consist of funds on deposit in accounts with commercial banks and shares of Seligman Cash Management Fund, Inc. (the "Cash Management Fund").

Furniture, equipment and fixtures are depreciated using an accelerated method over periods of five to seven years. Leasehold improvements are amortized on the straight-line method over the remaining life of the lease.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Management estimates that the fair value of financial instruments recognized in the Statement of Financial Condition approximates their carrying value, as such financial instruments either are short term in nature or are carried at market value.

As more fully disclosed in footnote 3, the Company has various agreements with affiliated entities relating to reimbursements for distribution services, marketing, and related costs. The accompanying financial statements may not be indicative of the financial condition for the results of operations if the Company had been operated as an unaffiliated entity.

Note 2 - Sale of Future Cash Flows:

The Company has agreements (the "Agreements") with third parties (the "Purchasers") pursuant to which the Company sells, on a continuous basis, its rights to collect (i) a substantial portion of the distribution fees payable by certain Investment Companies with respect to their Class B shares and (ii) any contingent deferred sales charges imposed upon shareholders redeeming Class B shares of such Investment Companies. Since the Agreements with the Purchasers are without recourse and do not constitute continuing involvement, the Company does not record in its financial statements the distribution fees paid by the Investment Companies or the contingent deferred sales charges paid by shareholders that have been assigned to the Purchasers pursuant to the Agreements.

Note 3 - Related Party Transactions:

The Company has a Sales Agreement and a related Administration, Shareholder Services, and Distribution Agreement with an affiliate, Seligman Services, Inc. ("Services"). Services is a limited purpose broker-dealer that responds to inquiries from shareholders with respect to the Investment Companies and provides shareholder liaison services to shareholders that do not have a broker-dealer of record. The Company pays Services, with funds obtained from the Investment Companies, service fees pursuant to these agreements. However, because the Company provides administrative and compliance support to Services, Services reimburses the Company for the administrative and compliance costs allocable to Services monthly based on an expense sharing arrangement. The Company updated its expense sharing agreement effective January 1, 2006.

Seligman provides the Investment Companies with investment management and administrative services pursuant to management agreements under which Seligman receives management fees. In recognition of the benefits derived by Seligman from the distribution and marketing services provided by the Company, Seligman has an agreement with the Company whereby the Company is reimbursed for its net cost, as defined, of performing such services, after deducting the amount received from Services.

Prior to 2006, Seligman International, Inc. ("International"), an affiliate of the Company, and its branches and subsidiary acted as marketing representatives of certain of the Investment Companies distributed by the Company outside the United States. In recognition of the benefits derived by the Company and, indirectly, by Seligman from the services provided by International and its branches and subsidiary, the Company had entered into Services Agreements with International and its branches and subsidiary pursuant to which it reimbursed those entities for their net costs, as defined in their respective Services Agreements with the Company, plus a mark-up of up to ten percent of such net costs. By the end of 2004, International's branches and subsidiary discontinued operations. These agreements were terminated automatically when International and its branches and subsidiary ceased operations. As of December 31, 2006, Seligman International, Inc.- Hong Kong branch, has been liquidated and Seligman International UK Limited, the subsidiary of International, and Seligman International, Inc. - Latin America branch are in the process of liquidation.

Cash equivalents at December 31, 2006 include 16,604,310 shares of the Cash Management Fund, having a net asset value of $1.00 per share.

Investments represent shares of certain Investment Companies, which are valued at net asset value.

Payable to affiliates primarily represents distribution income due International as well as payments due to affiliates for expenses paid on behalf of the Company. Receivable from affiliates represents expenses paid by the Company on behalf of affiliates as well as reimbursements from certain Offshore Investment Companies.

Certain directors and/or officers of the Company are also directors and/or officers of Seligman, Services, International and the Investment Companies.

Note 4 - Furniture, Equipment, Fixtures and Leasehold Improvements:

Furniture, equipment, fixtures and leasehold improvements consist of the following at December 31, 2006:

	Cost	Accumulated Depreciation	Net Cost
Furniture & equipment	$131,224	$111,174	$20,050
Computer equipment	2,335,096	2,285,365	49,731
Leasehold improvements	225,085	190,494	34,591
Software	280,082	272,318	7,764
Total	$2,971,487	$2,859,351	$112,136

Note 5 - Employee Benefit Plans:

Substantially all employees of the Company are included in Seligman's defined contribution plan (the "Plan"). Under one feature of the Plan, Seligman, at its option, may contribute up to 15 percent of employees' base compensation, which is fully vested to the employees. Under a second feature of the Plan, Seligman matches contributions made by participating employees up to 3 percent of their salaries. Eligible participants become vested in Seligman's contributions 34 percent after one year, 67 percent after two years and 100 percent after three years. Participants invest all contributions not taken in cash in funds, which invest solely in the Investment Companies.

Note 6 – Income Taxes:

Seligman has elected to treat the Company as a qualified subchapter S subsidiary. The Company is included in the federal and state S Corporation income tax returns and the combined local income tax return of Seligman. No federal tax provision is required as the taxes are borne by Seligman's stockholders. The Company computes its income tax provision on a separate company basis in accordance with a tax sharing arrangement with Seligman. At December 31, 2006, the Company recorded an income tax payable of $5,650 due to Seligman in the accompanying Statement of Financial Condition.

Deferred income has been provided in recognition of temporary differences between income for financial reporting purposes, principally relating to deferred commissions, reversal of capitalized expenditures, unrealized gains and losses on investments and accrued expenses recorded in the financial statements that are not deductible for tax purposes until future years.

Note 7 – Commitments and Contingencies:

In 2004, the Company and Seligman (collectively, the "Firm") completed the extensive internal review that began in 2003 in response to developments regarding disruptive or illegal trading practices within the mutual fund industry, including market timing and late trading. The Firm's review, which covered the years 2001 to 2003, noted one market timing relationship that was in the process of being closed down by the Firm before the first proceedings relating to trading practices within the mutual fund industry were publicly announced in September 2003. Additionally, the Firm identified three other market timing arrangements, all of which had been terminated, the most recent in September 2002. As a result of this internal review, Seligman reached a settlement with the Boards of Directors of the Investment Companies relating to the four arrangements that permitted frequent trading.

Since February 2004, Seligman has been in discussions with the New York Office of the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York ("Attorney General") in connection with their review of frequent trading in certain of the Investment Companies. No late trading is involved. This review was apparently stimulated by Seligman's voluntary public disclosure of the foregoing arrangements in January 2004. In March 2005, negotiations to settle the matter were initiated by the New York Office of the SEC. After several months of negotiations, a tentative agreement was reached, both with the New York Office of the SEC and the Attorney General, on the financial terms of a settlement. However, settlement discussions with the Attorney General ended when the Attorney General sought to impose operating conditions on Seligman that were unacceptable to Seligman, would have applied in perpetuity and were not requested or required by the SEC. Subsequently, the New York Office of

the SEC indicated that, in lieu of moving forward under the terms of the tentative financial settlement, the staff was considering recommending to the Commissioners of the SEC the instituting of a formal action against Seligman.

Seligman believes that any action would be both inappropriate and unnecessary, especially in light of the fact that Seligman previously resolved the underlying issue with the Independent Directors of the Investment Companies and made recompense to the affected Investment Companies.

Immediately after settlement discussions with the Attorney General ended, the Attorney General issued subpoenas to certain of the Investment Companies and their directors. The subpoenas seek various Board materials and information relating to the deliberations of the Independent Directors of the Investment Companies as to the advisory fees paid by the Funds to Seligman. Seligman has objected to the Attorney General's seeking of such information and, in response, on September 6, 2005, filed suit (together with Seligman's President) in federal district court seeking to enjoin the Attorney General from pursuing a fee inquiry. Seligman believes that the Attorney General's inquiry into advisory fees is improper because Congress has vested exclusive regulatory oversight of investment company advisory fees in the SEC.

At the end of September 2005, the Attorney General indicated that it intended to file action at some point in the future alleging, in substance, that Seligman permitted other persons to engage in frequent trading other than the arrangements described above and, as a result, Seligman's public disclosure is and has been misleading.

With respect to the SEC, Seligman received "Wells Notices" on September 16, 2005 and made a "Wells Submission" on October 7, 2005. As of the date of this letter, no further action has been taken by the SEC.

On September 26, 2006, the Attorney General commenced a civil action in New York State Supreme Court against Seligman, Seligman Advisors, Inc., Seligman Data Corp., and Brian T. Zino (President of Seligman and the Investment Companies), reiterating, in substance, the foregoing claims and various other related matters. The Attorney General also claims that the fees charged by Seligman are excessive. The Attorney General is seeking damages and restitution, disgorgement, penalties and costs (collectively, "Damages"), including Damages of at least $80 million relating to alleged timing occurring in the Investment Companies and disgorgement of profits and management fees, and injunctive relief. Seligman and Mr. Zino believe that the claims are without merit and intend to defend themselves vigorously.

The final disposition of the regulatory issues cannot be determined at this time. Any resolution of these matters with regulatory authorities may include, but not be limited to, sanctions, penalties, injunctions regarding Seligman, restitution to mutual fund shareholders or changes in procedures. If Seligman is unsuccessful in its defense of these proceedings, it and its affiliates could be barred from providing services to the Investment Companies, including serving as an investment adviser for the Investment Companies and principal underwriter for the open-end Investment Companies. If these results occur, Seligman will seek exemptive relief from the SEC to permit it and its affiliates to continue to provide services to the Investment Companies. There is no assurance that such exemptive relief would be granted. Accordingly, additional charges may be required. Seligman's management does not expect that the foregoing legal actions or possible actions or any additional charges should have a material adverse impact on Seligman's financial position. However, there can be no assurance of this, or that these matters and any related publicity will not result in reduced demand for shares of the Investment Companies or other adverse consequences.

In connection with the Firm's internal review, the Firm also reviewed its practice of placing some of the Seligman Equity Funds' orders to buy and sell portfolio securities with brokerage firms in recognition of their sales of the Seligman Group of Investment Companies. Although the Firm believes that the execution, of all such orders was consistent with its best execution obligations, the Firm may have violated applicable requirements for certain of such orders as a result of compensation arrangements that the Company had with certain brokerage firms. As a result, the Company paid approximately $1.8 million to the Investment Companies during 2004 in connection with this possible violation. The Firm also responded fully to information requests from the SEC and the National Association of Securities Dealers relating to the Firm's use of revenue sharing and fund portfolio brokerage commissions and will continue to provide additional information if, and as, requested. The SEC's Office of Compliance Inspections and Examinations performed an examination of the Firms revenue sharing practices. In January 2006, the SEC notified the Firm of the completion of its examination in regards to revenue sharing. No further liability is expected to result from this matter.

The Company is subject to other legal actions in the ordinary course of business. Management of the Company after consultation with its legal counsel, believes that the ultimate resolution of these other pending litigation matters should not have any material adverse effect on the Company's financial position.

SELIGMAN ADVISORS, INC.
(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Note 8 - Net Capital Requirement:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $6,987,925, which exceeded the minimum required net capital of $855,473 by $6,132,452, and the ratio of aggregate indebtedness to net capital was approximately 1.84 to 1.


END